July 28, 2009
Via EDGAR and Overnight Delivery
Jim B. Rosenberg
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-4720
Re:	Watson Pharmaceuticals, Inc. Form 10-K for the Fiscal Year Ended December 31, 2008 File No. 1-13305
Dear Mr. Rosenberg:
     The following is in response to a telephone discussion between Mr. Darrell Baker and Ms. Sasha Parikh on July 15, 2009. For your convenience, the Staff’s comments from your comment letter dated May 21, 2009 precede our response.
Revenue Recognition, page F-9
4.	Please disclose the method used to recognize revenues from research, development and licensing agreements (including milestone payments) “based upon the pattern in which the revenue is earned or the obligation is fulfilled.”
OUR RESPONSE:
     Beginning with our Annual Report on Form 10-K for the fiscal year ended December 31, 2009, we will include disclosures within our Summary of Significant Accounting Policies in the following format:
Revenues recognized from research, development and licensing agreements (including milestone payments) are recorded on the “contingency-adjusted performance model” which requires deferral of revenue until such time as contract milestone requirements, as specified in the individual agreements, have been met. Under this model, revenue related to each payment is recognized over the entire contract performance period, starting with the contract’s commencement, but not prior to earning and/or receiving the milestone payment (i.e., the removal of the contingency). The amount of revenue recognized is based on the ratio of costs incurred to date to total estimated cost to be incurred.

5.	Please disclose your revenue recognition policy related to royalties and commission revenue. Please refer to SAB 104.
OUR RESPONSE:
     Beginning with our Annual Report on Form 10-K for the fiscal year ended December 31, 2009, we will include disclosures within our Summary of Significant Accounting Policies in the following format:
Royalty and commission revenue is recognized in accordance with the terms of their respective contractual agreements when collectibility is reasonably assured and revenue can be reasonably measured.
Provision for Sales Returns and Allowances
Returns and Other Allowances, page F-10
6.	You disclose that you accept customer returns of products for credit. Please tell us what “for credit” means including whether it includes product exchanges and if so under what circumstance you allow exchanges, whether or not the returned product for the exchanged product is resalable, and how you account for your estimates of exchanges and actual exchanges. It may be helpful to provide us an example showing the journal entries made.
OUR RESPONSE:
     In accordance with our return goods policy, credit for customer returns of product is applied against outstanding account activity or by check. Product exchanges are not permitted. Customer returns of product are not resalable unless the return is due to a shipping error.
The company acknowledges that:
•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     If you have any questions concerning the foregoing, please call Todd Joyce at 951-493-5300.

Sincerely, Watson Pharmaceuticals, Inc.
/s/ R. Todd Joyce
R. Todd Joyce
VP Corporate Controller & Treasurer Acting Principal Financial Officer